November 24, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider

Re:	Kenexa Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed on April 9, 2008
Form 10-Q for the Quarter Ended June 30, 2008
SEC File No. 000-51358

Dear Ms. Collins and Ms. Feider:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Donald Volk, Chief Financial Officer of the Company, dated October 23, 2008 (the “Comment Letter”), with respect to the above filings.

For your convenience, we set forth each comment in the Comment Letter in italicized typeface and include each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filings cited.

Securities and Exchange Commission

November 24, 2008

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments, page 57

1.	The table varies in format and the content of the disclosure from the tabular presentation specified in paragraph (a) (5) of Item 303 of Regulation S-K. Please advise.

The Company notes the Staff’s comment with respect to the disclosure requirements specified in paragraph (a) (5) of Item 303 of Regulation S-K regarding Contractual Obligations and Commitments and will revise its contractual obligations and commitments table to be in conformity with the disclosure requirement as presented in the table below in its annual report on Form 10-K/A for the year ended December 31, 2007 which will be filed on November 24, 2008 (the “Amended 2007 10-K”).

			Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	234	140	87	7	—
Operating Lease Obligations	16,835	4,785	10,259	1,320	471
Other Long-term liabilities	65	—	65	—	—

Total	17,134	4,925	10,411	1,327	471

Note 2. Summary of Significant Accounting Policies

Goodwill, page 68

2.	We note that prior to fiscal 2007, the Company evaluated the carrying value of goodwill under two reporting units within your single segment. We further note that during fiscal 2007, the Company combined the two reporting units into a single reporting unit and, accordingly, you now evaluate goodwill at the enterprise or Company level. Your discussion of goodwill impairment in the critical accounting policy disclosures (page 44 of the December 31, 2007 Form 10-K and page 32 of the June 30, 2008 Form 10-Q), however, refers to an analysis of goodwill by business unit. Please explain the potential inconsistencies in these disclosures and tell us how you intend to revise such disclosures in the future.

Securities and Exchange Commission

November 24, 2008

The Company notes the Staff’s comment and agrees that there are inconsistent disclosures regarding the Company’s review of its goodwill in its annual report on Form 10-K for the year ended December 31, 2007 (the “Original Form 10-K”) and its quarterly report on Form 10-Q for the period ended June 30, 2008. The Company wishes to clarify that the evaluation of goodwill occurs at the enterprise or Company level. The Company revised its description of the approach contained in the critical accounting policies in the Amended 2007 10-K by replacing the references to the “business units” and “business components” with “the enterprise or Company level.” The Company’s disclosures regarding the evaluation of goodwill in its quarterly report on Form 10-Q for the period ended September 30, 2008 filed on November 10, 2008 (the “September 30, 2008 10-Q”) is consistent with these changes in the Amended 2007 Form 10-K.

3.	We further note that there has been a significant decline in your market capitalization since your fiscal year-end. It appears that this is a triggering event which would require you to reassess your goodwill for impairment pursuant to paragraph 28 of SFAS 142. Please tell us what consideration you have given to reassessing your goodwill for impairment as of September 30, 2008. If you did not perform an interim impairment test, please explain why you did not perform it given the downward trend in the fair market value of your stock. To the extent that an impairment test was performed, tell us how you determined that no impairment existed.

The Company concurs with the Staff’s observation that a triggering event occurred, caused by a significant decline in the Company’s market capitalization. As disclosed in our September 30, 2008 Form 10-Q, the Company reassessed its goodwill for impairment pursuant to paragraph 28 of SFAS 142, comparing the fair value derived from its market capitalization and discounted cash flows to its carrying value as of September 30, 2008. Although the value based upon the Company’s market capitalization was readily available and yielded a value of approximately $356 million, the discounted cash flow analysis required extensive analysis including a review of the following inputs and assumptions as of September 30, 2008:

•	The Company’s internal forecasted revenue for the fourth quarter of 2008 and fiscal year 2009;

•	The Company’s current backlog as of September 30, 2008;

•	The Company’s internal revenue projections for 2010 and beyond;

Securities and Exchange Commission

November 24, 2008

•	Average of the projected growth rates of the IDC and Jefferies & Company for the talent management industry for 2009;

•	A projected EBIT margin consistent with our historic experience; and

•	An internal capital expenditure projection in line with the Company’s historical experience.

Using these inputs, the Company derived a fair value using its discounted cash flow projections of $300 million. Because both approaches (i.e., the market capitalization and examination of the discounted cash flows) yielded a fair value in excess of the Company’s carrying value for its goodwill of $277 million as of September 30, 2008, the Company concluded that no impairment existed as of September 30, 2008. The Company will continue to monitor these fair value measurements during the fourth quarter of 2008 and test its goodwill for impairment if necessary.

Exhibit 32.1

4.	The exhibit that was filed refers to the Form 10-K for the fiscal year ended December 31, 2006. Please re-file the Form 10-K in its entirety with an exhibit that refers to the Form 10-K for the fiscal year ended December 31, 2007.

The Company notes the Staff’s comment and will re-file its Exhibit 32.1 certificate indicating the correct date with the Amended 2007 10-K.

Definitive Schedule 14A filed April 9, 2008

Executive Compensation and Executive Officers

Compensation Discussion and Analysis

Compensation Objectives and Philosophy

Allowing us to Compete Effectively for Talent, page 18

Securities and Exchange Commission

November 24, 2008

5.

You indicate that you set base salaries for the NEOs at the market median with total target compensation at approximately the 75th to 90th percentile of market. On page 19 you state that total compensation for each NEO is designed so that it may vary in any year between the 50th to 90th percentile range of the peer group used for benchmarking. In future filings, discuss the factors you considered in selecting these percentage ranges for the NEOs’ base salary and total compensation. Additionally, discuss the extent to which you considered the comparative performance of the peer group companies and, if you did, how your performance compares to them.

The Company notes the Staff’s comments and will discuss, in future filings, the factors considered in selecting the percentage ranges for the NEOs’ base salary and total compensation and, if applicable, the extent to which the Company considers comparative performance of its peer group companies and how that performance compares to the Company’s performance.

Compensation Elements

Base Pay, page 20

6.	In future filings, discuss for each NEO the specific factors that you consider in increasing his base salary. For example, state whether each base salary was increased to keep it within your target of the market median.

In future filings, the Company will discuss for each NEO the specific factors considered in increasing his or her base salary.

7.	You also state that you increased 2007 base salaries upon achievement of specific objectives. As a result, it appears that the objectives you set for evaluating performance are a material part of your compensation policy. Please disclose the objectives in qualitative and quantitative terms in future filings, or tell us why you have not disclosed them. If you disclose the objectives, discuss whether, for each executive, he met them, including a discussion of by what margin or amount the objectives were, or were not met. If you do not disclose the objectives, discuss how difficult it will be for the executive, or how likely it will be for you to achieve the undisclosed objective. To the extent other performance objectives are omitted, such as those concerning long-term incentive compensation based on sales growth and profitability contributions, please provide corresponding responses.

Securities and Exchange Commission

November 24, 2008

In future filings and except to the extent that disclosure would cause competitive harm, the Company will disclose the specific objectives, in qualitative and quantitative terms, used for evaluating the performance of the Company’s NEOs. In addition, the Company will disclose, for each NEO, if whether those objectives were met, including a discussion of by what margin or amount those objectives were, or were not, met. If the Company does not disclose such objectives, the Company will discuss how difficult it will be for the NEO or the Company, as applicable, to achieve the undisclosed objective. Finally, to the extent other performance objectives are omitted, such as those concerning long-term incentive compensation based on similar disclosures regarding how difficult it would be for the NEO or the Company, as applicable, to achieve the undisclosed performance objective, the Company will provide the required explanations for the omission.

Executive Officer Bonus, page 21

8.	We note that the Compensation Committee has the discretion to reduce or augment bonuses based on approved executive compensation guidelines. In future filings, please clarify the circumstance that would result in the use of the discretion and whether such discretion has been exercised.

In future filings, the Company will clarify the instances that would result in the use of the Compensation Committee’s discretion to reduce or augment bonuses based on approved executive compensation guidelines and whether such discretion was exercised.

9.

We note your statements that you do not disclose some of the targets you set for each NEO for obtaining an Executive Officer Bonus because to do so would cause you competitive harm. Please tell us why, based upon your facts and circumstances, publicly releasing the information would cause you competitive harm. If you continue not to disclose the targets, in future filings you must, for each one, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed target level. Refer to Instruction 4

Securities and Exchange Commission

November 24, 2008

to Item 402(b) of Regulation S-K. To the extent that you do not disclose other targets for the same reasons, such as those related to the IMM bonus, please provide corresponding response.

Historically, the Company has voluntarily provided, and limited, its quarterly updates of its earnings guidance to its estimated revenue, net income and earnings per share.

The Company’s bonus plan for its executive officers is comprised of two elements:

1.	An earnings before tax (“EBT”) component, and,

2.	The results of the Internal Measurement Metric, or “Z-index”.

The Company believes that disclosure of its EBT target related to the first part of its executive officer bonus plan would cause competitive harm to the Company for the following reasons:

•

In a competitive bid situation, a competitor which knows the Company’s EBT target could highlight that target to the prospective customer as a possible motive for the Company’s pricing strategy and the competitor could adjust the price of its products and services accordingly, causing the Company to lose a deal;

•

Potential customers could use knowledge of the Company’s internal targets as a means to negotiate a lower price for the Company’s products and services, thus adversely affecting the Company’s margins; and

•	The Company’s ability to obtain the most favorable pricing terms from its vendors could be compromised if those vendors know the internal targets that the Company is seeking to meet.

In addition, the Company often sets the EBT target for its executive officers at levels greater than that which is communicated in its quarterly earnings guidance numbers. The Company’s quarterly earnings guidance is intend to establish a metric for the investment community that the Company is reasonably confident it can meet. The Company uses the higher EBT target for its executive officers to incentivize management to perform beyond the market’s expectations, and to beat projected results for the Company. Disclosing the disparity between the Company’s earnings guidance and its EBT target could result in misleading market expectations.

The Company’s Z-index is defined as follows:

Z Index = (Enterprise + Priority on Partners) x Renewal x Income

Securities and Exchange Commission

November 24, 2008

The elements of the Z-index are defined as follows:

Enterprise: Customer contracts entered into in excess of $2 million

Priority on Partners: Sales to the Company’s top 80 customers

Renewal: The Company’s customer renewal rate

Income: The percentage of income to revenue

The Z-index consists of three award levels, Gold, Silver and Bronze, which are realized based upon actual computation of the Z-index for a given year relative to the initial objective for the Z-index. Realization of Gold, Silver or Bronze levels represents the achievement of 100%, 90% and 80%, respectively, of the annual Z-index objective.

Although the Company regularly discloses customer renewal rates and income as a percentage of revenue in its periodic filings and earnings releases, the Company deems specific details regarding the total contract values and revenue projections of its customers to be highly confidential. Disclosure of this information would likely cause competitive harm because the Company’s competitors could use it to solicit the Company’s highly valued customer accounts. Additionally, by way of example, during the due diligence phase on a potential acquisition target, the Company is often required to execute a non-disclosure agreement which encompass the target’s customer list and revenue amounts. These agreements typically contain a number of restrictions on the use and prohibition of public dissemination of information included in their contents. At the completion of an acquisition, the Company is frequently required to assign a significant value to the target’s customer list. Both of these actions illustrate and support the Company’s view on the sensitive nature around this input variable and the obvious harm caused by having to disclose its makeup. In addition, the Z-Index contains a “stretch” element, which, for the same reasons described above in the discussion of the Company’s EBT target, could be misleading if disclosed.

In the future, to the extent the Company does not disclose its targets for its NEOs, the Company will discuss how difficult it will be for the executive, or how likely it will be for the Company to achieve the undisclosed target.

Securities and Exchange Commission

November 24, 2008

10.	In future filings, affirmatively state whether each NEO received a bonus for the fiscal year and provide an analysis as to why. As an example, in your discussion of Mr. Jones and Ms. Teten’s compensation, discuss whether they met the targets provided, including by what margin or amount the targets were, or were not, met. We also note your statement on page 26 that you paid Ms. Teten and Mr. Jones discretionary bonuses based upon a qualitative assessment for 2006 and 2007, respectively. In future filings describe the accomplishments that resulted in these awards to enable shareholders to better understand the nature of the accomplishments and how they benefited the company.

In future filings, the Company will affirmatively state and provide an analysis to support bonus amounts awarded to each NEO. In addition, with respect to discretionary bonuses, the Company will describe the accomplishments that resulted in these awards to enable shareholders to better understand the nature of the accomplishments and how they benefited the Company.

Internal Measurement Metric, page 22

11.	In future filings, discuss for each NEO the specific factors that you considered in determining whether to award an IMM bonus. We note your statement that the silver target level was achieved, but no bonus appears to have been paid.

In future filings, the Company will discuss for each NEO the specific factors that it considers in determining whether to award an IMM bonus. The Company refers to its previous response (#9) for a definition of the silver target level. The Company respectfully notes that the IMM for the achievement of the silver level is included as a part of the Non-Equity Incentive Plan Compensation amounts for each NEO presented on page 26 of its 2008 proxy statement.

Form 10-Q for the Quarter Ended June 30, 2008

Note 2. Summary of Significant Accounting Policies

Adoption of New Accounting Pronouncement, page 11

Securities and Exchange Commission

November 24, 2008

12.	We note that you adopted certain provisions of SFAS 157 on January 1, 2008 and that your current disclosures do not appear to meet the requirement of SFAS 157. Please tell us how you considered disclosing the following information in Note 13:

•	The level within the fair value hierarchy (i.e. level 1, level 2, or level 3) in which your municipal securities fall in accordance with paragraphs 32(a) and (b);

•

For fair value measurements using significant unobservable inputs (i.e. level 3), the reconciliation of the beginning and ending balance for your auction rate securities in accordance with paragraph 32(c), and;

•

Tell us if you considered quantifying the estimates used (e.g. interest rates, amount of cash flows, and expected holding period) in preparing the discounted cash flow model for your auction rate securities. In your response, please provide us with this information.

Please refer to paragraph A33-A35 for example disclosures to be presented using a tabular format for quantitative disclosures required by SFAS 157.

The Company notes the Staff’s comments and respectfully requests to change its SFAS 157 disclosure on a prospective basis, using its updated disclosure in the September 30, 2008 form 10-Q as an example. The new disclosure will include both the level within the fair value hierarchy of the Company’s municipal bonds, and for those fair value measurements using significant unobservable inputs (i.e., level 3), a reconciliation of the beginning and ending balance of the Company’s auction rate securities in accordance with paragraph 32(c). An excerpt of the disclosure in the September 30, 2008 form 10-Q is provided below (except as otherwise indicated, dollar amounts in the excerpt below are in thousands):

On September 30, 2008 the Company had the following investments at fair market value:

Type of investment:	Asset classification	Amount
Municipal securities	Short-term	$6,597

Auction rate securities	Short-term	—

Total short-term investments		6,597

Auction rate securities	Long-term	17,820

Total investments:		$24,417

Securities and Exchange Commission

November 24, 2008

During the period from June 2008 to September 2008, the Company experienced failed auctions for 15 tax exempt auction rate securities (“ARS”) issues, backed by student educational loans, representing principal and accrued interest of $17,820. However, in July 2008, the Company successfully sold two ARS issues with principal balances totaling $3,000. The Company determined that a temporary impairment of its ARS has occurred and therefore recorded a charge of $1,293, with no tax benefit, to accumulated other comprehensive income as of September 30, 2008. Additionally, due to the current uncertainty surrounding the ability to liquidate its ARS securities over the next twelve months, the Company has reclassified $17,820 of these investments, representing investments that were not recently liquidated, to long-term assets from short-term assets as of September 30, 2008. These securities will continue to accrue interest at the contractual rate and will be auctioned every 90 days until sold. Based on the size of this investment, the Company’s ability to access cash and other short-term investments, and expected operating cash flows, the Company does not anticipate the illiquidity of this investment will affect its operations.

As a result of the changes in the ARS market the Company adjusted the fair value of its ARS investment portfolio using a discounted cash flow model to determine the estimated fair value of its ARS investments as of September 30, 2008. The assumptions used in preparing the discounted cash flow model include level three inputs, as defined in SFAS No. 157, Fair Value Measurements, such as estimates for interest rates, the amount of cash flows and an expected holding period of the ARS. Based upon its assessment, the fair value of the ARS investments declined approximately $1,080, from its par value, for the nine months ended September 30, 2008 to $17,820, which was deemed temporary and was recognized in accumulated other comprehensive (loss) income.

On September 30, 2008 the fair value for the Company’s investments was determined based upon the inputs presented below:

Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Bonds	$6,597	$6,597	—	—
Auction Rate Securities	$17,820	—	—	$17,820
Total	$24,417	$6,597	—	$17,820

Securities and Exchange Commission

November 24, 2008

A reconciliation of the beginning and ending balances for the auction rate securities using significant unobservable inputs (Level 3) for the period ended September 30, 2008 is presented below:

Auction Rate Securities
December 31, 2007 balance	$29,900

Total gains or losses (realized/unrealized)

Included in earnings	816

Included in other comprehensive income	(1,293)

Purchases, issuances and settlements	(11,603)

Transfers in and/or out of Level 3	—

September 30, 2008 balance	$17,820

Securities and Exchange Commission

November 24, 2008

The Company further notes that it engaged and collaborated with an independent national investment banking firm to assist the Company in providing a valuation for its auction rate securities at September 30, 2008. The valuation model utilized the following major inputs in its discount cash flow model to determine the value for the Company’s auction rate securities.

Input Description	Amounts
Maximum auction rate (interest rate)	3.53%
Amount of cash flows (interest rate * par value)	Varies
Expected holding period within 5 years	100%
Liquidity risk premium	6.00%
Probability of Earning maximum rate until maturity	0.00%
Probability of Passed Auction at some point in future	100.00%
Probability of Default	0.00%

Additionally, on October 8, 2008 the Company received an ARS Rights offer from its investment bank to sell eligible ARSs, as defined in the agreement, at par value to the bank during the two year period between June 30, 2010 and July 2, 2012. The agreement also contains a provision for those clients who accept the offer to receive a “no net cost” loan up to the par value of eligible ARS until June 30, 2010. Following an evaluation of the terms and conditions of the offer the Company accepted the offer.

Note 3, Acquisitions, page 13

13.	We note that the acquisition agreement with Quorum International Holdings Limited (“Quorum”) contains an earn out provision which provides for the payment of additional consideration based upon the gross margins of Quorum. Tell us how you considered quantifying the contingent payment and disclosing the accounting treatment that will be followed should the contingency be met pursuant to paragraph 51(f) of SFAS 141.

The Company respectfully informs the Staff that the Quorum earn out (the “Deferred Consideration”) is based upon 3.86 times gross profit for the 12 month period ending on June 30, 2009, less the amount of base consideration paid to the sellers at closing. Although the computation of the amount of Deferred Consideration is a straight forward calculation, its determination in advance, which is based upon the probability or likelihood that the amount will become due and payable, is extremely difficult to assess. The Company evaluated whether it should disclose an estimated amount of Deferred Consideration based on the information available as of June 30, 2008 using a forecast of operating results of Quorum for the 12 month period following the closing, and determined, that given the length the time in the forecast period it would be more appropriate to re-evaluate at future financial statement reporting dates. As the measurement date for the Deferred Consideration approaches, and greater visibility regarding Quorum’s results is possible, the Company will be better able to assess and determine the amount of Deferred Consideration that it may be required to pay pursuant to the acquisition agreement. The Company also acknowledges the staffs comment regarding its accounting treatment for the contingent consideration and will include the following disclosure in its annual report on Form 10-K for the year ending December 31, 2008 (which will be integrated with its current disclosure):

In addition, the acquisition agreement contains an earn out provision which provides for the payment of additional consideration by the Company based upon the gross margins of Quorum attained by the Company through June 30, 2009. The Company evaluates the probability or likelihood of meeting the earn out provisions contained in the acquisition agreement at each financial statement reporting date. The Company accrues contingent purchase consideration when it is probable that the contingency will be attained and the contingent consideration will be paid.

Additional disclosures may also be included regarding our assessment based on information that is available at December 31, 2008.

Securities and Exchange Commission

November 24, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

14.	Ensure in all future filings that you describe known trends of uncertainties that have had, or you reasonably expect will have, a material impact on net sales, revenues or income from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K. As an example, we note the statement in the Letter to Shareholders from your CEO and Chairman in your 2007 Annual Report noting increasing concerns regarding the health of the U.S. economy and related hiring environment. We also note the press release you issued on September 10, 2008 in which you decreased your revenue guidance for the rest of 2008 due to a challenging macroeconomic environment causing an increase in slowed or delayed project implementations and a strengthening U.S. dollar.

The Company respectfully informs the Staff that the Company discussed trends related to recent changes in market conditions, the strengthening U.S. dollar and recent reduction in the Company’s workforce in the September 30, 2008 10-Q. The Company intends to continue to discuss its future filings known trends and uncertainties that have had, or reasonably expect will have, a material impact on its net sales, revenues or income from operations.

Risk Factors, page 35

Securities and Exchange Commission

November 24, 2008

15.	We note that this section does not supplement the risk factors previously disclosed in Item 1A of your Annual Report on Form 10-K for December 31, 2007. Tell us why you concluded that risk factor disclosure regarding uncertainty as to the recoverability of the approximately $17.9 million of the auction rate securities you reclassified as long term assets was not necessary or appropriate. Tell us how you considered the risk that you may recognize further unrealized holding losses on these investments and/or may recognize all or a portion of unrealized losses as other than temporary impairment.

The Company determined that its operating cash flow, current cash position and access to credit as of March 31, 2008 and June 30, 2008 mitigated any reasonable uncertainty regarding the temporary loss in the value of its auction rate securities through the June 30, 2008. As a result, the Company did not provide any additional disclosure regarding its auction rate securities its quarterly reports on Form 10-Q filed for the period ending on such dates. During the third quarter of 2008, however, in response to the significant deterioration in general market and macro-economic conditions, the Company amended and supplemented all of its risk factors in its September 30, 2008 10-Q, including the addition of a risk factor regarding its auction rate securities as provided below.

Funds associated with the auction rate securities held by us that we have historically held as short-term investments may not be liquid or readily available.

Our investments in securities currently consist partially of auction rate securities which are not currently liquid or readily available to convert to cash. During the period from June 2008 to September 2008, we experienced failed auctions for tax exempt auction rate securities representing principal and accrued interest of approximately $20.8 million. As a result of this illiquidity, we recorded a charge of approximately $1.3 million, with no tax benefit, as of September 30, 2008. Additionally, due to the current uncertainty surrounding the ability to liquidate our auction rate securities over the next twelve months, we have reclassified approximately $17.8 million of these investments to long-term assets from short-term assets as of September 30, 2008. We have accepted an offer to sell a portion of our auction rate securities at par value between June 30, 2010 and July 2, 2012 to our investment bank. If the global credit crisis continues to intensify and our investment bank is unable to satisfy its obligations to purchase our auction rate securities, or broker-dealers generally do not renew their support of auctions for auction rate securities, the liquidity of our auction-rate securities may be further impacted and we may be required to record further declines in value of these investments.

Securities and Exchange Commission

November 24, 2008

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 971-6102 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Donald F. Volk
Donald F. Volk, Chief Financial Officer

cc:	Nooruddin S. Karsan
Tom Valvano
Wayne Kaplan
Barry M. Abelson